[GRAY CARY LETTERHEAD]
999 Third Avenue, Suite 4000
Seattle, WA 98104-4033
 www.graycary.com
O] 206-839-4800
 F] 206-839-4801

EXHIBIT 5

September 7, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

As legal counsel for Applied Microsystems Corporation, a Washington corporation (the "Company"), we are rendering this opinion in connection with the registration under the Securities Act of 1933, as amended, of up to 385,000 shares of the Common Stock of the Company which may be issued pursuant to the exercise of options granted under the Company's 2001 Stock Option Plan (the "2001 Plan") and the exercise of options granted under the Company's Director Stock Option Plan (the "Director Plan").

We have examined all instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We are admitted to practice only in the State of Washington and we express no opinion concerning any law other than the law of the State of Washington, and the federal law of the United States.

Based on such examination, we are of the opinion that the 385,000 shares of Common Stock which may be issued pursuant to the 2001 Plan and the Director Plan are duly authorized shares of the Company's Common Stock, and, when issued against receipt of the consideration therefor in accordance with the provisions of the 2001 Plan and the Director Plan, will be validly issued, fully paid and nonassessable. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears in said Registration Statement.

Respectfully submitted,

/s/ GRAY CARY WARE & FREIDENRICH LLP